SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                            SCHEDULE 13D
                           (RULE 13D-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                     FILED PURSUANT TO RULE 13d-2(a)


                           AMENDMENT NO. 2


                       The Judge Group, Inc.

                         (NAME OF ISSUER)

                     Common Stock $.01 par value

                     (TITLE OF CLASS OF SECURITIES)

                           481271104

                          (CUSIP NUMBER)

                         Paul D. Sonkin
                   Hummingbird Management, LLC
             (f/k/a Morningside Value Investors, LLC)
               153 East 53rd Street, 55th Floor
                    New York, New York 10022
                           212 521-0975

             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
            AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                        March 27, 2003

       (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                   (Continued on following pages)


                          (Page 1 of 7 pages)

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CUSIP No. 481271104              13D/A          Page 2 of 7 Pages
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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Hummingbird Management, LLC
              (f/k/a Morningside Value Investors, LLC)

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2.          CHECK THE APPROPRIATE BOX IF A  GROUP*    (a)    [ ]
                                                      (b)    [ ]

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3.            SEC USE ONLY

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4.            SOURCES OF FUNDS

              OO
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5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [ ]
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6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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  NUMBER OF    7.      SOLE VOTING POWER    	  1,048,178
   SHARES
              --------------------------------------------------
BENEFICIALLY   8.      SHARED VOTING POWER        0
  OWNED BY
              --------------------------------------------------
    EACH       9.      SOLE DISPOSITIVE POWER     1,048,178
 REPORTING
              --------------------------------------------------
PERSON WITH   10.      SHARED DISPOSITIVE POWER    0

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11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                                                  1,048,178
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES *                    [ ]

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   7.4%

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14.       TYPE OF REPORTING PERSON*

          OO
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                          (Page 2 of 7 pages)

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CUSIP No. 481271104            13D/A          Page 3 of 7 Pages
-------------------

 AMENDMENT NO. 2 TO SCHEDULE 13D

         This Amendment No. 2, dated March 27, 2003, to Schedule 13D is filed by the Reporting Person and amends and restates in its entirety the
Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on December 13, 2002 (the "Schedule 13D"), relating to the Class A common stock (the "Common Stock") of The Judge Group, Inc.

ITEM 1 SECURITY AND ISSUER

         Title of Class of Securities

           Common stock

         Name and Address of Issuer

           The Judge Group, Inc.
           (the "Company" or the "Issuer")
           Two Bala Plaza, Suite 800
           Bala Cynwyd, PA 19004


ITEM 2 IDENTITY AND BACKGROUND

         This statement is being filed by Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC), a Delaware limited liability company("Hummingbird"), whose principal business and principal office address is 153 East 53rd Street, 55th Floor, New York, New York 10022. Hummingbird acts as investment manager to The Hummingbird Value Fund, L.P. ("HVF") and to The Hummingbird Microcap Value Fund, L.P.
(the "Microcap Fund") and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF and Microcap Fund. Accordingly, Hummingbird may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended
("Rule 13d-3"), to be the beneficial owner of the Shares owned by HVF and Microcap Fund. The managing member of Hummingbird is Paul Sonkin.
Mr. Sonkin is also the managing member of Hummingbird Capital, LLC
(f/k/a Morningside Capital, LLC) ("HC"), the general partner of HVF and Microcap Fund.

         Both HVF and Microcap Fund are Delaware limited partnerships whose principal business and principal office address is 153 East 53rd Street, 55th Floor, New York, New York 10022 and whose principal business is investing in securities in order to achieve its investment objectives. Mr. Sonkin is a citizen of the United States and HC is a Delaware limited liability company. The principal business and principal office address of both Mr. Sonkin and HC is 153 East 53rd Street, 55th Floor, New York, New York 10022.

         During the past five years none of Hummingbird, HVF, Microcap Fund, Mr. Sonkin or HC has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

                          (Page 3 of 7 pages)

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CUSIP No. 481271104            13D/A          Page 4 of 7 Pages
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ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of December 13, 2002, Hummingbird has caused each of HVF and Microcap Fund to invest approximately $537,249 and $292,263, respectively, in the Shares of the Issuer using their respective working capital.


ITEM 4   PURPOSE OF TRANSACTION

	The Shares were acquired for investment purposes. However, as set forth in more detail in the letter from Hummingbird to the Issuer dated
March 27, 2003, which is incorporated herein and attached to this
Schedule 13D/A as Exhibit 1, Hummingbird is estremely disappointed in the recently announced management proposal. Hummingbird intends to hold talks or discussions with various parties, including, but not limited to, the members of the Special Committee and shareholders on a variety of possible subjects regarding ways to increase shareholder value. Hummingbird intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by Hummingbird, Hummingbird may, directly or indirectly, purchase additional Shares of the Issuer or dispose of some or such Shares in open-market transaction or privately negotiated transactions.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As the holder of sole voting and investment authority over the Shares owned by HVF and the Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,048,178 Shares representing approximately 7.4% of the outstanding Common Stock, $.01 par value, of the Issuer (based upon 14,097,652 shares outstanding as of March 4, 2003, as reported on the latest Definitive Schedule 10-K of the Issuer for December 31, 2002). Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

         Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 1,048,178 shares representing approximately 7.4% of the outstanding Common Stock, $.01 par value, of the Issuer (based upon 14,097,652 shares outstanding as of March 4, 2003, as reported on the latest Definitive Schedule 10-K of the Issuer for December 31, 2002). Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

                          (Page 4 of 7 pages)

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CUSIP No. 481271104            13D/A          Page 5 of 7 Pages
-------------------

         (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------

2/3/03		open market purchase	 3,000		0.693
2/4/03		open market purchase	 3,800		0.643
2/5/03		open market purchase	 2,000		0.630
2/6/03		open market purchase	15,000		0.612
2/11/03		open market purchase	   500		0.660
2/12/03		open market purchase	 3,000		0.649
2/21/03		open market purchase	   100		0.700
2/25/03		open market purchase	 1,700		0.731
2/26/03		open market purchase	 6,500		0.741
2/27/03		open market purchase	 2,000		0.740
2/28/03		open market purchase	 5,200		0.763
3/4/03		open market purchase	23,800		0.769
3/5/03		open market purchase	10,000		0.784
3/6/03		open market purchase	12,000		0.769
3/7/03		open market purchase	14,700		0.740
3/10/03		open market purchase	 8,300		0.714
3/11/03		open market purchase	 1,700		0.704
3/12/03		open market purchase	 4,400		0.712
3/21/03		open market purchase	 1,300		0.710
3/24/03		open market purchase	19,726		0.782
3/25/03		open market purchase	19,000		0.819


         Hummingbird caused Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------
2/3/03		open market purchase	 1,500		0.693
2/5/03		open market purchase	10,100		0.624
2/6/03		open market purchase	15,000		0.612
2/12/03		open market purchase	 2,500		0.649
2/25/03		open market purchase	 1,000		0.731
3/5/03		open market purchase	 2,400		0.784
3/6/03		open market purchase	 6,400		0.769
3/7/03		open market purchase	 1,300		0.740
3/10/03		open market purchase	 4,300		0.714
3/11/03		open market purchase	   800		0.704
3/12/03		open market purchase	 2,300		0.712
3/21/03		open market purchase	   700		0.710
3/24/03		open market purchase	10,200		0.782
3/25/03		open market purchase	 9,800		0.819


         (d) Inapplicable.

         (e) Inapplicable.

                          (Page 5 of 7 pages)

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CUSIP No. 481271104            13D/A          Page 6 of 7 Pages
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ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
       RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Letter from Hummingbird to the Members of the Special Committee of the Board of Directors of the Issuer, dated March 27, 2003, is attached hereto as Exhibit 1.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 27, 2003

HUMMINGBIRD MANAGEMENT, LLC

By:  /s/ Paul D. Sonkin
     -----------------------------
Name:  Paul D. Sonkin
Title: Managing Member


                          (Page 6 of 7 pages)

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CUSIP No. 48127110            13D/A          Page 7 of 7 Pages
-------------------

								Exhibit 1
			Hummingbird Management, LLC
		     153 East 53rd Street 55th Floor
			New York, New York 10022


March 27, 2003

BY FEDERAL EXPRESS

Members of the Special Committee
Of the Board of Directors of
The Judge Group, Inc.
Two Bala Plaza, Suite 800
Bala Cynwyd, Pennsylvania 19004

Dear Gentlemen:

The Hummingbird Value Fund, L.P. and The Hummingbird Microcap Value
Fund, L.P. (collectively, "Hummingbird") currently own an aggregate of 1,048,178 shares of common stock (the "Common Stock") of The Judge
Group, Inc. (the "Company"), representing approximately 7.4% of the issued and outstanding Common Stock.

We have been always had good relations with the Company's management, we appreciate how well management has done in difficult economic times, and we would like to be supportive of management's decisions in the future.

       But, as significant stockholders in the Company, we are extremely disappointed with the recently announced management led proposal of $.82 per share by a group led by Martin Judge, the Company's largest stockholder and its Chairman and Chief Executive Officer (the "Management Group").
This proposal clearly fails to fully and fairly value the Company and is an attempt, in our opinion, by the Company's controlling stockholder to profit at the expense of the minority stockholders. Hummingbird believes the Management Offer is too low and is fundamentally unfair.

	We understand that that a Special Committee of "independent" directors has been formed to evaluate this proposal. Hummingbird believes that the Special Committee should exercise its independence and engage an investment banking firm with strong expertise in the information technology staffing industry. The Special Committee's express mandate should be to assist the stockholders in achieving the highest and best offer for their Common Stock. We urge the Special Committee, as part of its evaluation process, to request that the Management Group agree to support and vote their shares for any higher or better offers received.

	In any event, Hummingbird believes that that the Special Committee must seek to obtain a substantial increase to the proposed offer from the Management Group to fulfill its fiduciary duties. We hope that the Special Committee will not support any transaction that allows the Management Group to acquire the Company at such an extremely low price. We can only question the timing of the Management Group proposal, which seeks to take advantage of the current economic climate and ignores the intrinsic value of the Company.

	As stockholders, we feel that the Special Committee, as well as the Board, has a responsibility to all of the Company's stockholders to consider fully and impartially any and all potential transactions that may significantly increase stockholder value including a recapitalization or special dividend. We note that this offer is at a discount to book value and the Company has the capacity to leverage its balance sheet to deliver current value to its stockholders, while preserving its business intact and allowing all stockholders to share in future appreciation. Accordingly, we stand ready to assist the Special Committee, the Board and members of management in achieving this goal.

	Please contact me at (212) 521-0975 to discuss any questions the Special Committee might have with regard to our position.


						Very truly yours,


						____________________________
						Paul D. Sonkin, Managing Member
						of Hummingbird Management, LLC,
						the Investment Manager to
						Hummingbird Value Fund, L.P. and
						Hummingbird Microcap Value Fund, L.P.

cc:	Justin Klein, Esq.

Office:   212-521-0975		                psonkin@hummingbirdvalue.com
Fax:      212-208-2456